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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                     ------------------------


                          SCHEDULE 14D-1
                Tender Offer Statement Pursuant to
     Section 14(d)(1) of the Securities Exchange Act of 1934
                        (Amendment No. 2)

                     ------------------------


                       TIVOLI SYSTEMS INC.
                    (Name of Subject Company)

                     TOPAZ ACQUISITION CORP.
                 INTERNATIONAL BUSINESS MACHINES
                           CORPORATION
                            (Bidders)
                     ------------------------


             Common Stock, Par Value $0.01 Per Share
                  (Title of Class of Securities)

                     ------------------------


                            888722105
              (CUSIP Number of Class of Securities)

                     ------------------------


                   Lawrence R. Ricciardi, Esq.
            Senior Vice President and General Counsel
           International Business Machines Corporation
                         Old Orchard Road
                      Armonk, New York 10504
                          (914) 765-1900

   (Name, Address and Telephone Number of Persons Authorized to
     Receive Notices and Communications on Behalf of Bidders)

                     ------------------------


                             Copy to:
                      Robert L. Seelig, Esq.
                     Cravath, Swaine & Moore
                         Worldwide Plaza
                        825 Eighth Avenue
                     New York, New York 10019
                          (212) 474-1000


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


          International Business Machines Corporation and Topaz Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 2, 1996, as amended by Amendment No. 1, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Tivoli Systems Inc., a Delaware corporation, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


          Item 6. Interest in Securities of the Subject Company.

          On March 4, 1996, IBM issued two press releases, copies of which are attached hereto as Exhibit (a)(11) and Exhibit
(a)(12) and are incorporated herein by reference.


          Item 10. Additional Information.

          On March 4, 1996, IBM issued two press releases, copies of which are attached hereto as Exhibit (a)(11) and Exhibit
(a)(12) and are incorporated herein by reference.


          Item 11. Material to be filed as Exhibits.

          (a)(11) Press Release, dated March 4, 1996.

          (a)(12) Press Release, dated March 4, 1996.


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                            SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 4, 1996


                                   TOPAZ ACQUISITION CORP.,


                                     by:/s/  LEE A. DAYTON
                                        ------------------------
                                        Name:  Lee A. Dayton
                                        Title: President


                                   INTERNATIONAL BUSINESS MACHINES
                                   CORPORATION,


                                     by:/s/  JOHN E. HICKEY
                                        ------------------------
                                        Name:  John E. Hickey
                                        Title: Vice President,
                                               Assistant General
                                               Counsel and
                                               Secretary


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                          EXHIBIT INDEX



                                                          Sequentially
Exhibit No.                  Exhibit                      Numbered Page

(a)(11)     Press Release, dated March 4,
            1996

(a)(12)     Press Release, dated March 4,
            1996

                                                  Exhibit (a)(11)




                                    Contact:  Rob Wilson
                                              (914) 765-6565
                                              media@info.ibm.com


         IBM ANNOUNCES COMPLETION OF TIVOLI TENDER OFFER

          ARMONK, N.Y., March 4, 1996 . . . IBM today announced that it successfully completed its tender offer to acquire the shares of Tivoli Systems Inc., at $47.50 per share. Over 90 percent of the approximately 15.4 million outstanding Tivoli shares were tendered, and all such shares were accepted for payment by IBM following completion of the tender offer on March 1.

          Any Tivoli shares not purchased in the tender offer will be acquired by IBM when the merger is completed, which is expected to be today.

                              # # #

                                                  Exhibit (a)(12)




                                    Contact:  Rob Wilson
                                              (914) 765-6565
                                              media@info.ibm.com


            IBM ANNOUNCES COMPLETION OF TIVOLI MERGER

          ARMONK, N.Y., March 4, 1996 . . . IBM today announced the completion of a merger between IBM and Tivoli Systems Inc., thus concluding IBM's acquisition of Tivoli.

          All outstanding shares of Tivoli not previously purchased in IBM's tender offer were converted in the merger into the right to receive the same $47.50 per share cash price paid in the tender offer.

                              # # #